October 30, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, DC 20549

Re:	Form 10-K/A for the fiscal year ended December 31, 2008
Form 10-Q/A for the period ended March 31, 2009 and Form 10-Q for the period ended June 30, 2009
File No. 0-53216

Dear Mr. Gordon:

We represent Green Energy Live, Inc. (“Green Energy” or, the “Company,” “we,” “us,” or “our”).  By letter dated October 1, 2009 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments to the above referenced filings. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.  When you file your amended documents, please be sure to include an explanatory note describing the reasons for the amendments.

RESPONSE: The Company will include explanatory notes describing the reasons for the amendment.

Item 5 – Market for Registrant’s Common Equity and Related Stockholder Matters and Issuer Purchase of Equity Securities, page 5

2.	Please identify the principal market in which your common equity is being traded. Refer to Item 201(A)(l)(i) of Regulation S-K.

RESPONSE: The Company’s principal market is the over the counter bulletin board.

3.	Please disclose the range of high and low sales prices or bid information for your common stock for the last two fiscal years. See Item 201(A)(1)(ii) and (iii) of Regulation S-K.

RESPONSE: The Company will disclose the range of high and low bid prices of its common stock for the last two fiscal years.

4.	Please disclose the approximate number of holders of record of your common stock. See Item 201(B) of Regulation S-K.

RESPONSE:  The Company will disclose that there are 248 holders of record of its common stock on December 31, 2008.

Item 7 – Management’s Discussion and Analysis of Financial Conditions and Plan of Operations, page 6

General

5.
Please discuss, in detail, the business reasons for the changes between periods in your financial statement line items.  In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  Please show us what your revised MD&A will look like.  See Item 303(a)(3) of Regulation S-K.

RESPONSE:  The Company’s revised MD&A will look like the following:

Most of Fiscal Year 2008 was spent in the application process for the GELV trading symbol.  The 15c211 was prepared during the first quarter and filed just prior to that quarter ending.  Much of the next two quarters were spent in the correspondence phase with FINRA, responding to their various questions that they submitted back to the company prior to issuing the GELV trading symbol.  During that time, the company was required to defer raising funds through new stock issuances; meanwhile, fixed expenses were accrued.

The GELV trading symbol was issued in September, 2008, just prior to the worldwide financial disruption that occurred.  Once the company was able to commence fund raising again, the capital markets were noticeably slower than the prior year.  Our expenses were very similar between years 2007 and 2008, but our investor revenue was lower by $410 thousand, thus accounts payable went from $3,497 to $330,816.

6.
Please provide disclosure of the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements.  Please also disclose the anticipated source of funds needed to fulfill such commitments.  Your disclosures should address how you intend to generate sufficient capital to purchase the two companies you have targeted for acquisition in 2009 (as discussed on page 6 of your filing.)  See Item 303(a)(2)(i) of Regulation S-K and Part IV of SEC Interpretive Release No. 33-8350.

RESPONSE:

Since the Company filed its Form 10K on March 31, 2009, only one of the two companies mentioned in the filing has a signed definitive agreement.  The two companies under due diligence when the 10K was filed were Peck Electric, Inc. and Comanche Live Stock Exchange LLC.  Both targets had potential synergy with the mission of the Company; however, Peck Electric, upon studying their financials and performing an audit on their corporation, seemed over priced for the amount requested.  The acquisition process for Peck Electric was placed on hold.

As of today, Comanche Live Stock Exchange LLC has proceeded to a final definitive agreement, as disclosed in the Company’s filing of the form 8K on August 11, 2009.  The purchase price for Comanche is $1,000,000.  Per the arrangement agreed upon and the modifications of that arrangement since the filing of the 8K, the following is the capital commitments required:

1) $50,000 in restricted common stock due when the definitive agreement signed on August 11, 2009.
2) $25,000 due October 30, 2009
3) $25,000 due November 19, 2009
4) $400,000 due upon registration, as described below
5) $250,000 due August 11, 2010
6) $250,000 due August 11, 2011

The source of the funds are as follows:  The Company has entered into an agreement with Dutchess Equity Fund LP, as disclosed in its September 17, 2009 Form 8K filing.  Pursuant to the agreement, Dutchess has agreed to purchase up to $20,000,000 to purchase the Company’s stock for a period of 36 months.  The Company however is obligated to file a registration statement with the Securities and Exchange Commission covering approximately 18,000,000 shares of the common stock.  In addition, the Company is obligated to use all commercially reasonable efforts to have the registration statement declared effective by the SEC within 90 days after the closing date, July 30, 2009, and was subsequently extended to December 30, 2009.

7.
Please revise your liquidity section to discuss the changes in your operating, investing and financing cash flows as depicted in your statement of cash flows.  Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.  Please refer to the SEC Interpretive Release No. 33-8350.

RESPONSE: The Company will revise the liquidity section to provide further discussion of the changes in operating, investing and financing cash flows as depicted in its statement of cash flows.

Item 9A – Controls and Procedures, page 9

8.
It does not appear that you performed an evaluation regarding the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report.  Please perform a complete effectiveness assessment of your disclosure controls and procedures and disclose your conclusions in san amended Form 10-K for the period ended December 31, 2008. See Item 307 of Regulation S-K. Please ensure that your amended filings including currently dated management certifications that refer to the Form 10-K/A.

RESPONSE: The Company has performed a complete effectiveness assessment of its disclosure controls and procedures and disclosed its conclusions. A currently dated management certification will be included in the amended filing.

9.
It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2008.  Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

•
The Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
The Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	The “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE: A management assessment of the Company’s internal control will be completed and a report is filed within the amended filing.

10.
Item 308T(b) of Regulation S-K requires you to disclose whether there were any changes in your internal controls and procedures during the most recently completed quarter included in your filing that have materially affected (or are reasonably likely to materially affect) your internal controls over financial reporting. Please revise your disclosure in an amended Form 10-K to clarify whether there were changes in your internal controls and procedures during the fourth quarter of 2008.

RESPONSE: The Company will revise its disclosure to clarify whether there were any changes in its internal controls and procedures during the fourth quarter of 2008.

Item 15 – Exhibits, Financial Statement Schedules, page 12

Report of Independent Registered Public Accounting Firm, page F-1

11.
The introductory paragraph of the audit report states that your auditors audited the period from January 17, 2007 (date of inception) to December 31, 2007.  Further, the conclusion paragraph of the audit report states that the financial statements present fairly the results of operations and cash flows for the period from January 27, 2007 (date of inception) to December 31, 2007. The financial statements actually include financial statements for the period from January 17, 2007 (date of inception) to December 31, 2008.  In addition, your auditors signed the audit report with a date of March 31, 2008.  This does not appear accurate since the audit report includes the financial statements as of and for the year ended December 31, 2008.  Please make arrangements with your auditors to have them revise their audit report accordingly and include the revised auditor’s report in an amended Form 10-K.

RESPONSE: The audit report will be revised accordingly.

12.
It appears from your disclosures on page 6 of your Form 10-Q/A for the period ended March 31, 2009 and page 7 of your Form 10-Q for the period ended June 30, 2009 that you have determined that you do not have sufficient revenues to cover your operating costs and therefore there is substantial doubt about your ability to continue as a going concern. In light of this, it is unclear why your auditors’ report for the year ended December 31, 2008 does not include an explanatory paragraph to reflect their conclusion that there is substantial doubt about your ability to continue as a going concern.  To the extent that omission of the going concern explanatory paragraph was an oversight, please amend your filing to include the correct auditors’ report. Otherwise, please amend your MD&A to more clearly explain management’s plans for addressing the accumulated deficits, lack of revenues, minimal cash on hand, negative operating cash flows and limited operating history in order to sustain operations for at least one year from the balance sheet date.

RESPONSE: While the opinion does not specifically call out a going concern, it has been referred to in Note 1 of the Form 10-K as a part of the Development Stage Activities.  Within this paragraph, there is reference to the facts and circumstances related to a development stage entity, including the fact that “the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business.  Since inception, the Company has been engaged in product development and pre-operational activities.  No operating revenue has been generated and the Company has incurred accumulated losses and negative operating cash flows of $1,354,879 and $851,119 respectively for the period from inception through December 31, 2008 and 2007.”  Additionally, the auditor’s report refers to the fact that it is a development stage company as well as all statements include such references.

The Auditor’s report included in the filing follows the example for a standard Independent Auditor’s Report for “development stage companies” per the guidance in FASB ASC 915.

In considering the going concern matter the auditor first relied on a Technical Practice Aid (TS 9060.09) that states “a going concern uncertainty does not automatically just because an enterprise is in the development stage”.  The auditor’s assessment of going concern, and ultimate conclusion that an explanatory paragraph was not needed, was based primarily the facts that the Company had minimal debt and no outstanding capital acquisition commitments. The Company’s strategy was to fund development stage activities as allowed through the raising of additional equity influx. The auditor’s e did not believe the facts existing at the time of the filing led them to  conclude that there was substantial doubt  for the Company to continue as a going concern for the one year period following the at the date of the report. Due to these facts and circumstances, the auditors did not feel it was necessary to specifically mention in the auditor’s report.

Audited Financial Statements

Statements of Cash Flows, page F-5

13.
You disclosed on page F-9 that you redeemed 30,000 shares of common stock during the period ended December 31, 2007 in exchange for the issuance of a note payable in the amount of $45,000.  It appears that your cash flow statement on page F-5 does not accurately reflect the non-cash nature of this transaction. Please explain the apparent inconsistency or revise your presentation in future filings.

RESPONSE: The non-cash nature of the transaction is presented as “non-cash” on the statement of cash flows in that the redemption of the stock is not shown and the issuance of the note is not shown.  Therefore, the total shares issued are presented as a cash transaction as the Company originally received actual cash (source of funds) for the issuance of the shares and the repayment of the $45,000 note is shown on the statement of cash flows as actual cash was used in repayment of the note payable. We believe this is an accurate presentation of the transaction in the statement of cash flows.

FORMS 10-Q/A FOR THE PERIOD ENDED MARCH 31, 2009 AND 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

14.	Please address the above comments in your interim filings as well, as applicable.

RESPONSE: The above comments will be addressed in the interim filings.

Controls and Procedures, page 15

15.
It appears that you have not performed a complete evaluation of the effectiveness of your disclosure controls and procedures as of either March 31, 2009 or June 30, 2009.  Please perform a complete effectiveness assessment of your disclosure controls and procedures and disclose your conclusions in amended Form 10-Qs for the periods ended March 31, 2009 and June 30, 2009.  See Item 307 of Regulation S-K.  In performing your assessment, please also consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed and summarized and reported within the time periods specified in the Commission’s rules and forms.  Since it appears you did not perform a complete evaluation of the effectiveness of your disclosure controls and procedures as part of your initial Form 10-Q filings, it is unclear.

In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  Please explain how you could conclude that disclosure controls and procedures were effective as of March 31, 2009 and June 30, 2009 since the December 31, 2008 Forms 10-K and 10-K/A remained materially deficient at the time your subsequent Form 0-Qs were filed.

RESPONSE:   the Company will revise this disclosure.

Exhibit 31 – Certifications

16.	Please amend your March 31, 2009 Form 10-Q/A and your June 30, 2009 Form 10Q to provide revised Section 302 certifications. Your revisions should include the following:

•	Refer to “registrant” instead of “small business issuer” in paragraphs 4 and 4(a)
•	Revise paragraph 4(c) to conform to the language in Item 601(B)(31) of Regulation S-K.

Please note that when you amend your filings to provide the revised 302 certifications, the certifications should refer to your amended filings in the first paragraph and should be currently dated.

RESPONSE: The Section 302 Certifications will be revised.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Interim Financial Statements

Note 5 – Subsequent Event, page 10

17.	Please revise your disclosures in future filings to include the following items required by paragraph 67-73 of SFAS 141(R):
•	The primary reasons for the business combination and a description of how you obtained control of Comanche Livestock Exchange, LLC;
•
A qualitative description of the factors that make up the $150,000 of goodwill expected to be recognized, such as expected synergies from combining operations of the acquire and the acquirer, intangible assets that do not qualify for separate recognition, or other factors;

•	A description of any contingent consideration arrangements including:
-	The amount recognized as of the acquisition date;
-	A description of the arrangement and the basis for determining the amount of the payment;
-
An estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated.  If the maximum amount of the payment is unlimited, the acquirer shall disclose that fact;

                   A description of the methods used to determine the fair value of the 500,000  restricted shares issued to acquire Comanche;
       The total amount of goodwill that is expected to be deductible for tax purposes; and
       The sources of capital you intend to use to make the cash payments required under your purchase agreement with Comanche.

RESPONSE: The Company will revise its disclosure in future filings.

18.
Please revise your financial statements and your disclosures (including your computations of basic and diluted EPS) throughout your future filings to give retroactive effect for all periods presented to your July 2009 stock split.  Please refer to paragraph 54 of SFAS 128.

RESPONSE: The Company will revise its financial statements and disclosures to give retroactive effect for all periods presented in its July 2009 stock split.

The Company acknowledges that:

-   The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

-   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
    GREGG E. JACLIN